SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 4, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ Nº 01.832.635/0001-18
NIRE 35.300.150.007
Publicly-held Company

MINUTES OF ANNUAL STOCKHOLDERS’ MEETING
HELD ON APRIL 30, 2009

PLACE, TIME AND DATE: At the Company head offices, at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo, at 10:30 AM of April 30,  2009.

CALL FOR MEETING: Published on the State of São Paulo Official Gazette and the Valor Econômico newspaper, editions of April 14, 15 and 16, 2009.

FINANCIAL STATEMENTS AND OTHER DOCUMENTS REFERRED TO IN ART. 133 OF LAW 6404/76: Published on the State of São Paulo Official Gazette and the Valor Econômico newspaper on March 31, 2009.

LEADERSHIP OF THE SESSION: Flávia Turci - Chairwoman; Fabiana Borges Vilhena – Secretary, comprising the leadership panel.

OPENING: The meeting was declared open by the Chairwoman, with the presence of stockholders representing 89.42% of voting capital; Mr. Carlos Alberto Sousa, representing the external auditors, PricewaterhouseCoopers Auditores Independentes, and the Chief Financial and Investor Relations Officer, Mr. Líbano Miranda Barroso.

AGENDA: a) receive management’s accounts, examine, discuss and vote the management report, financial statements and independent auditors’ report for the year ended December 31, 2008; b) resolve on the appropriation of net income/loss for the year; c) elect the members of the Board of Directors, with a minimum percentage of twenty per cent (20%) of independent members, in accordance with the Regulation of Differentiated Corporate Governance Practices – Level 2 of the São Paulo Stock Exchange – BOVESPA, as well as resolve on the overall remuneration of the Board.

RESOLUTIONS: By absolute majority, the following matters were approved: a). After all documents presented were examined and all clarifications requested were provided, the Management Report, Financial Statements and Independent Auditors Report for the fiscal year ended 12.31.2008 were approved with no qualifications.. b). Net loss for the fiscal year ended December 31, 2008 amounted to one billion, three hundred and sixty million, one hundred and seven thousand, one hundred and twenty-three reais and twenty-three cents (R$1,360,107,123.23) and appropriation proposed by management was approved pursuant to the resolutions taken at the Board of Directors meeting held on March 27, 2009. By majority vote, the appropriation was approved. c). Subsequently, the following members of the Board of Directors were elected: Ms. MARIA CLÁUDIA OLIVEIRA AMARO, Brazilian citizen, businesswoman, holder of identity card RG 12.238.200-6 and enrolled with CPF/MF under no. 113.879.198-90, with address at Rua Monsenhor Antonio Pepe, 331, São Paulo/SP, for the position of Chairman of the Board of Directors, Mr. MAURÍCIO ROLIM AMARO, Brazilian citizen, businessman, holder of identity card RG 12.238.201-8 SSP/SP and enrolled with CPF/MF under no. 269.303.758-10, with business address at Rua Monsenhor Antonio Pepe, 331, São Paulo/SP, for the position of Vice Chairman of the Board of Directors, and Ms. NOEMY ALMEIDA OLIVEIRA AMARO, Brazilian citizen, businesswoman, holder of identity card RG 3.990.008 SSP/SP and CPF no. 992.115.058-87, with business address at Av. Monsenhor Antônio Pepe, no. 331, São Paulo/SP, for the position of Member of the Board. As independent members of the Board, the following individuals were elected: Mr. LUIZ ANTONIO CORRÊA NUNES VIANA OLIVEIRA, Brazilian citizen, mechanical engineer, holder of identity card RG 2.081.466 SSP/SP and enrolled with CPF/MF under no. 090.709.317-53, with business address at Rua Horácio Lafer, 603, 8º andar, São Paulo/SP; Mr. PEDRO PULLEN PARENTE, Brazilian citizen, engineer, holder of identity card RG 193.545 SSP/DF and enrolled with CPF/MF under no. 059.326.371-53, with business address at Av. Érico Veríssimo, 400, 6º andar, Bairro Azenha, Porto Alegre/RS; Mr. WALDEMAR VERDI JÚNIOR, Brazilian citizen, businessman, holder of identity card RG 3.226.381-8 SSP/SP and enrolled with CPF/MF under no. 56.374.498-72, with business address at Av. Brigadeiro Faria Lima, 2277, 15º andar, Cjto. 1502, São Paulo/SP; Mr. ALEXANDRE GONÇALVES SILVA, Brazilian citizen, mechanical engineer, holder of identity card RG 39.565.565-1 SSP/RJ and enrolled with CPF/MF under no. 022.153.817-87, with business address at Rua Jacques Felix, n. 226, apto. 51, Vila Nova Conceição, São Paulo/SP; and Mr. ADALBERTO DE MORAES SCHETTERT, Brazilian citizen, engineer, holder of identity card RG 15.187.462 SSP/SP and enrolled with CPF/MF under no. 113.556.700-04, with business address at Rua Horácio Bandieri, 209, São Paulo/SP. The elected members of the Board shall serve for a unified mandate of one (1) year), ending April 30, 2010. the members of the Board appointed at this time declare that they have not been charged of any crime which would prevent them from having business activities and that they are entitled by law to be such members. The elected members shall take office upon signing (i) the related Office Statement on the respective book, and (ii) the Management Consent Statement, as required by the Regulation of Differentiated Practices of Corporate Governance – Level 2 of the São Paulo Stock Exchange – BOVESPA. Finally, the remuneration of the members of the Board and the secretary (representative of Turci Advogados Associados) to the Board of Directors was approved, as follows: (a) remuneration of six thousand reais (R$ 6,000.00) for each Board of Directors meeting and for each Board of Directors Committee meeting in which they shall take part; (b) additional, non-cumulative benefit as a number of air tickers (round trips) for each calendar year, giving right to booking, and nomination of beneficiaries, provided that the following conditions are met: 1) international tickets (except for South America): six (6) first-class tickets, or sixteen (26) economic class tickets; 2) domestic tickets and South American legs: sixteen (16); 3) each member of the Board shall also be allowed to buy tickets, for any routes, with a seventy per cent (70%) discount on the “flex” tariff.

FINAL STATEMENTS: It was decided that the minutes be drawn in summary format pursuant to paragraph 1 or article 130 of Law 6404/76.

CLOSING: As no other subject matter was part of the agenda and none of the individuals present requested the floor, the session was closed and the present minutes were drawn which were read, approved and signed by all individuals present. São Paulo, April 30, 2009. (aa) Flávia Turci – Chairwoman of the Session; Fabiana Borges Vilhena – Secretary; Carlos Alberto Sousa – Representative of external audit firm PricewaterhouseCoopers Auditores Independentes, Líbano Miranda Barroso – Chief Financial and Investor Relations Officer. Stockholders: Flávia Turci, representing stockholders TAM – EMPREENDIMENTOS E PARTICIPAÇÕES S/A and AGROPECUÁRIA DA NOVA FRONTEIRA LTDA. and George Washington Tenório, representing stockholders T ROWE PRICE INT FNDS  T.ROWE PRICE L AMER FUN, FRANKLIN TEMPLETON INVESTMENT FUNDS, T.ROWE PRICE EMERGING MARKETS STOCK FUND, T.ROWE PRICE T CO INT COMMON T F EM M E TRUST, NORGES BANK, T ROWE PRICE FUNDS SICAV, VANGUARD INVESTMENT SERIES PLC, FRANKLIN TEMPLETON TAX CLASS CORP, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, T R INS F BEH SEPES T ROWE P I EM MK EM, COLLEGE RETIREMENT EQUITIES FUND, RUSSEL INVESTMENT COMPANY EMERGING MARKETS FUND, ILLINOIS STATE BOARD OF INVESTMENT, VANGUARD EMERGING MARKETS STOCK INDEX FUND, CITIGROUP EMERGING MARKET TRUST, STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS., STATE STREET EMERGING MARKETS, THE CALIFORNIA STATE TEACHERS RETIREMENT SYS., VIRGINIA RETIREMENT SYSTEM, BARCLAYS GLOBAL INVESTORS NA, THE PENSION RESERVES INVESTMENT MANAG.BOARD, THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, THE DFA INV T CO ON BEH ITS S THE EM SLL CAPS, THE MASTER T B OF JAPAN LTD RE MTBC400035147, THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FU, NON TEACHER SCHOOL EMPL RET SYST OF MISSO, FORD MOTOR CO DEFINED BENEF MASTER TRUST, EATON VANCE TAX-MANAGED EMERGING MKTS FUND, IBM SAVINGS PLAN, PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO, ISHARES MSCI BRAZIL (FREE) INDEX FUND, FRANK RUSSEL TR CO COM EMPL BEM FDS TR, CITIFCP, THE MONETARYAUTHOROTY OF SINGAPORE, STATE ST B AND T C INV F F T E RETIR PLANS, STATE OF CONNECTICUT RET PLANS AND TRT  FUN, WILMINGTON MULTI-MANAGER INTERNATIONAL FUND, CATERPILLAR INC GROUP INSURANCE P T, CATERPILLAR IN MASTER RETIREMENT, PENSIONSKASSERNES ADMINISTRATION A/S, MICROSOFT GLOBAL FINANCE LIMITED, RAILWAYS PENSION TRUSTEE COMPANY LIMITED, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, EMERGING MARKETS EQUITY TRUST 4, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EATON VANCE STRUCTURED EMERGING MARKETS FUND, EMG MKT SOCIAL CORE PORT OF DFA INVEST DIMENSIONS GROUP INC, EMERGING MARKETS INDEX FUND E, THE TEXAS EDUCATION AGENCY, COUNTRY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF INTER E I FDS, THE FUTURE FUND BOARD OF GUARDIANS, NORTHERN TRUST QUANTITATIVE FUND PLC, GEUT EMERGING EQUITY PASSIVE 1, SPDR S&PEMERGING MARKETS SMALL CAP ETF, VANGUARD TOTAL WSI FD, A SOB INTERNATIONAL EQUITY INDEX FDS, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B. Conformed copy of the minutes drawn on the appropriate book.

_______________________
Fabiana Borges Vilhena
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.